For the semi-annual period ended: 6/30/99
File number: 811-5510



                         SUB-ITEM 77 M

      On May 26, 1999, the Board of Directors of Prudential Intermediate Global Income Fund, Inc. (the Fund) approved a proposal to reorganize the assets and liabilities of the Fund for shares of The Global Total Return Fund, Inc.
Class A, Class B, Class C and Class Z shares of the Fund would be exchanged at net asset value for respective Class A, Class B, Class C and Class Z shares of equivalent value of The Global Total Return Fund, Inc.

     The transfer is subject to approval by the shareholders
of   the   Fund.    It   is   anticipated   that   a   proxy
statement/prospectus relating to the transaction will be mailed to the Fund's shareholders in August 1999.









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